SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

A Public Company

MATERIAL FACT

Incorporation of ‘17 de Maio Participações S.A’.

Rio de Janeiro, October 17 2008 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, pursuant to the provisions of CVM Instructions No. 319/99 and 358/02, goes public to inform that, during a meeting held today, its Board of Directors approved the proposal for the incorporation of its wholly-owned subsidiary ‘17 de Maio Participações S.A’. (“17 de Maio”), a private company headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Francisco Eugênio, 329, sala 901 – parte, São Cristóvão, Corporate Taxpayer’s ID (CNPJ/MF) No. 09.031.826/0001 -92, and that it will submit the incorporation issue to the deliberation of its shareholders, in an Extraordinary General Meeting to be convened in a timely manner, under the terms and conditions presented below.

1. Objectives and Benefits of the Incorporation

The operation for the incorporation of 17 de Maio by PETROBRAS (“Incorporation”) regards the acquisition of fuel and lubricant distribution assets located in Northern, Northeastern, and Midwestern Brazil, and of Ipiranga Group’s asphalt assets, as announced in the Material Fact dated March 19 2007. 17 de Maio was the corporation through which Ultrapar Participações S.A., fulfilling the Investment Agreement signed on March 18 2007, transferred to PETROBRAS, on May 14 2008, 100% stakes in the shares that represent the joint stock of Ipiranga Asfaltos S.A. (“IASA”) and 99.99% of the quotas that represent the joint stock of Alvo Distribuidora de Combustíveis Ltda. (“Alvo”), and it is certain that IASA holds the remaining 0.01% .

The Incorporation will align of the interests of the shareholders of the companies involved, will streamline the corporate structure created for the transference of the part of the fuel and lubricant distribution assets located in Northern, Northeastern, and Midwestern Brazil, and of the asphalt assets acquired from the Ipiranga Group, and will drive the creation of value for PETROBRAS by seizing additional synergies.

2. Incorporation Proposal

On this date, PETROBRAS’ Board of Directors manifested itself favorably regarding the operation for the Incorporation of 17 de Maio by approving the instrument called Incorporation Protocol and Justification (“Protocol”), signed by representatives of PETROBRAS and of 17 de Maio on October 02 2008.

The Board of Directors also approved the convening of an Extraordinary General Meeting of PETROBRAS to deliberate about: (a) the approval of the operation for the Incorporation of 17 de Maio Participações S.A.; (b) the approval of the Incorporation Protocol and Justification; (c) ratification of the appointment of a specialized company for appraisal purposes; and (d) the approval of the respective appraisal report.

The general shareholder meeting to be held to analyze the incorporation proposal announced herein will be convened in compliance with the pertinent legal and statutory terms.

To be implemented, the Incorporation must also be submitted to PETROBRAS’ Audit Committee, at the due time, under the terms of paragraph III of article 163 of Law No. 6.404/76.

3. Appraisal of the net assets of 17 de Maio

Specialized Company and Appraisal Criterion. KPMG Auditores Independentes (“KPMG”), a company established in the City and State of Rio de Janeiro, at Av. Almirante Barroso, No. 52 – 4º andar, Centro, Corporate Taxpayer’s ID No. 57.755.217/0003 -90 and CRC registration No. 14.428/O -6-F-RJ, was hired to prepare the Accounting Assessment Report after evaluating 17 de Maio’s net assets based on their book value, using May 14 2008 as a base date and, thus, defining the net asset value to be transferred to PETROBRAS.

Statement of the Appraiser. KPMG stated it is unaware of any direct or indirect conflict of interests that could prevent the preparation of the mentioned Accounting Report or of any action carried out by the Company’s controller or managers seeking to direct, limit, hamper or practice any act that may have or may come to compromise the access to, use of, or knowledge regarding information, goods, documents, or work approaches that are relevant to the quality of its conclusions.

Incorporated assets. According to the report prepared by KPMG, 17 de Maio’s net asset book value, to be transferred to PETROBRAS, is R$663,665,696.77 (six hundred sixty three million six hundred sixty five thousand ninety six Reais and seventy seven cents). The appointment of KPMG will be submitted to ratification by PETROBRAS’ general meeting.

Asset Variation. Asset variations calculated in the period between May 14 2008 and the actual incorporation date will remain registered in the Incorporated company’s books and will be absorbed by the incorporator and transferred to the incorporator’s books based on the respective values on the actual Incorporation date. The values used in the Protocol will not be changed for the Incorporation operations.

Absence of Audited Financial Statements and of a Share Substitution List. Since 17 de Maio is currently wholly-owned by PETROBRAS, the provisions regarding the need to prepare Audited Financial Statements do not apply, under the terms of art. 12 of CVM Instruction 319/99. Furthermore, since PETROBRAS’ incorporation of 17 de Maio will not increase PETROBRAS’ joint stock and because of the fact, therefore, that there is no substitution list, no reports were prepared to appraise the net assets of 17 de Maio and of PETROBRAS at market prices to calculate the non-controller shareholder share substitution list. The unenforceability of the preparation of audited financial statements and the net asset appraisal report at market prices led to a consultation to the CVM, in the ambit of Process CVM RJ 2008-8517, and CVM manifested itself favorably to PETROBRAS’ request.

4. Incorporation of 17 de Maio’s assets by PETROBRAS

Asset Transference. With its incorporation of 17 de Maio, the totality of 17 de Maio’s assets will be transferred to PETROBRAS, and 17 de Maio will then be extinguished.

Share Cancellation, no Joint Stock Increase for PETROBRAS and Investment Substitution. For the purpose of the proposed incorporation, PETROBRAS shares will not be attributed to 17 de Maio shareholders, since PETROBRAS owns the totality of the shares issued by 17 de Maio. As a result, the 661,546,958 (six hundred sixty one million five hundred forty six thousand nine hundred fifty eight) ordinary shares issued by 17 de Maio will be extinguished, and the necessary adjustments and adaptations will be made to PETROBRAS’ accounting records. As this is an incorporation of an invested company by its investor, there will be no cancellation or issuing of new shares by PETROBRAS as a result of the incorporation; furthermore, no change will be made to its joint stock, and, thus, at the end of the incorporation, PETROBRAS’ joint stock and Articles of Incorporation will remain unaltered. The substitution of the investments made by PETROBRAS in 17 de Maio by the asset and liability elements that appear in 17 de Maio’s Balance Sheet will be carried out without any change being made to PETROBRAS’ net asset value.

Premium to be Amortized. The premium calculated when the Ipiranga Group petrochemical asset investment was acquired was approximately R$472,999,407.57 (four hundred seventy two million nine hundred ninety nine thousand four hundred seven Reais and fifty seven cents), based on the expectation of future results. With the incorporation of 17 de Maio, the mentioned premium will be deductible, for PETROBRAS, from the calculation of the Legal Entity Income Tax and of the Social Tax on Net Profits at a rate of 1/120 fractions per month under the terms of SRF IN 11/99.

Extinction of 17 de Maio and Succession by PETROBRAS. With the Incorporation, 17 de Maio will be extinguished and PETROBRAS will be the universal successor of its rights and obligations.

Inexistence of Minority Shareholders and of the Right to Withdrawal. 17 de Maio does not have nor will it have minority shareholders on the date of the Incorporation, and, for this reason there is no right to withdrawal derived from the Incorporation nor to the reimbursement of shares issued by 17 de Maio.

5. Regulatory Approvals

Regulatory Approvals. The unenforceability of preparing audited financial statements and the report of net assets at market prices was submitted to the Securities Exchange Commission (CVM) for analysis, and it manifested itself favorably to PETROBRAS.

6. Documents available for consultation

The Protocol, the Accounting Assessment Report, and the other documents to be made available in compliance with the applicable legislation and regulations were forwarded, on this date, to the Securities Exchange Commission (CVM) and to the São Paulo Stock Exchange (BOVESPA), and are available to PETROBRAS shareholders for analysis as of today at this company’s main office building.

The Company will keep its shareholders and the market in general informed in a timely and appropriate manner regarding any developments regarding the incorporation operation until it has been completed.

Almir Guilherme Barbassa

CFO and Investor Relations Director

Petróleo Brasileiro S.A. – Petrobras

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.